[redacted]

SECU 13025873 SION

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 17 2013 DIVISION OF TRADING & MARKETS

CDPY

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. Northfield Drive, Ste 100
(No. and Street)

Brownsburg	IN	46112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Heinekamp (317)852-8184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway, Third Floor		Indianapolis, IN 46240	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION RECEIVED FEB 28 2013 CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/18/13

OATH OR AFFIRMATION

I, Steven C. Heinekamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH Enterprises, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

PRESIDENT

Title

[signature]

Notary Public

ANGELICA R. RIVERA
Notary Public, State of Indiana
Hendricks County
Commission # 637544
My Commission Expires
August 12, 2020

STATE OF INDIANA NOTARY SEAL

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.
Financial Statements
Year Ended December 31, 2012

SCH ENTERPRISES, INC.

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
SCH ENTERPRISES, INC.
Brownsburg, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SCH ENTERPRISES, INC., as of December 31, 2012, and the related statements of income, comprehensive income, changes in shareholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of SCH ENTERPRISES, INC., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 26, 2013

SCH ENTERPRISES, INC.
Statement of Financial Condition
December 31, 2012

Assets

Current Assets		
Cash and cash equivalents	$	80,167
Commissions receivable		13,562
Prepaid expenses		2,585
Total Current Assets		96,314
Other Assets		
Marketable equity securities		9,996
Total Assets	$	106,310

Liabilities and Shareholder's Equity

Current Liabilities		
Accrued expenses	$	3,699
Total Current Liabilities		3,699
Shareholder's Equity		
Common stock		9,500
Retained earnings		87,714
Accumulated other comprehensive income		5,397
Total Shareholder's Equity		102,611
Total Liabilities and Shareholder's Equity	$	106,310

See accompanying notes.

SCH ENTERPRISES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commission income	$ 475,581
Interest income	106
Total Revenues	475,687
Expenses	
Salaries and wages	65,495
Travel and entertainment	13,668
Consulting	11,101
Auto	7,710
Rent	6,720
Utilities	5,620
Professional	4,350
Office supplies and expense	3,798
Employee benefits and professional development	2,368
Total Expenses	120,830
Net Income	$ 354,857

See accompanying notes.

SCH ENTERPRISES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at December 31, 2011	$ 9,500	$ 40,557	$ 5,205	$ 55,262
Net income	0	354,857	0	354,857
Unrealized gain on marketable securities	0	0	192	192
Distributions	0	(307,700)	0	(307,700)
Balance at December 31, 2012	$ 9,500	$ 87,714	$ 5,397	$ 102,611

See accompanying notes.

SCH ENTERPRISES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 354,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(11,310)
Increase in prepaid expenses	(475)
Increase in accrued expenses	1,221
Net cash provided by operating activities	344,293
Cash Flows from Investing Activities	
Redemption of certificates of deposit	8,000
Net cash provided by investing activities	8,000
Cash Flows from Financing Activities	
Shareholder distributions	(307,700)
Net cash used in financing activities	(307,700)
Net Increase in Cash and Cash Equivalents	44,593
Cash and Cash Equivalents, Beginning of Year	35,574
Cash and Cash Equivalents, End of Year	$ 80,167

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

SCH Enterprises, Inc. (the Company), was organized and incorporated on April 1, 1999, and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to a clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and various state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Debt and Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2012, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2012
Marketable Equity Securities		
Financial services industry	$ 9,996	$ 9,996
Total Assets	$ 9,996	$ 9,996

Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2012:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 4,600	5,396	$ 0	$ 9,996

Note C - Common Stock:

The Company has one class of common stock, with no par value, that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarizes the Company's shares of common stock at December 31, 2012:

Authorized	1,000
Issued	250
Outstanding	250

Note D - Related Party Transactions:

The Company shares office space, utilities, telephone, interior maintenance and janitorial services with two related parties and, accordingly, incurred expenses paid to these parties of $15,290 for the year ended December 31, 2012. The Company's allocation of shared expenses is per an Expense Sharing Agreement effective October 1, 2011.

The Expense Sharing Agreement calls for the sharing of rent, utilities, maintenance and janitorial services expenses between a related entity and the Company. The agreement calls for an 80% (related entity), 20% (Company) split of shared expenses for the period January through April, and a 40% (related entity), 60% (Company) split of shared expenses for the period May through December each year.

See Note E for a further description of the related party lease agreement.

Note E - Operating Leases:

The Company has a shared obligation with an entity, related by common ownership, under the terms of an operating lease with a separate entity, also related by common ownership, for its office facilities. The lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease expires December 31, 2014. Rent expense paid by the Company during 2012 was $6,720. A related entity paid the remaining $7,680 due under the lease agreement. Following is a schedule by years of minimum future rentals on the non-cancelable operating lease as of December 31, 2012:

Year Ending December 31,		
2013	$	6,720
2014		6,720
	$	13,440

Note F - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note G - Major Carrier:

Commissions and fees derived from the sale of products with two companies was approximately ninety-four percent (94%) of total revenues for the year ended December 31, 2012, and eighty-three percent (83%) of commissions receivable at December 31, 2012.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2012, the Company's net capital was $98,527 which was $93,527 in excess of its minimum net capital requirement. There is a difference of $$2,585 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2012. The difference relates to prepaid assets that are considered non-allowable assets in the net capital calculation.

Note I - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2012, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note J - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 26, 2013, the date on which the financial statements were available to be issued.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 under the Securities and Exchange Act of 1934

To the Board of Directors
SCH ENTERPRISES, INC.
Brownsburg, Indiana

We have audited the financial statements of SCH ENTERPRISES, INC. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Somerset CPAs PC

February 26, 2013

SCH ENTERPRISES, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Total Shareholder Equity	$ 102,611
Ownership Equity not Allowable for Net Capital	0
Total Shareholder Equity Qualified for Net Capital	102,611
Total Non-allowable Assets	(2,585)
Haircuts on Securities	(1,499)
Net Capital	$ 98,527

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Accrued Expenses	$ 3,699
Total Aggregate Indebtedness	$ 3,699

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 93,527
Excess Net Capital at 1000%	$ 92,527
Ratio: Aggregate Indebtedness to Net Capital	0.0375 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 101,112
Non-allowable assets	(2,585)
Net Capital per Above	$ 98,527

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
SCH ENTERPRISES, INC.
Brownsburg, Indiana

In planning and performing our audit of the financial statements of SCH ENTERPRISES, INC. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 26, 2013